INTRAWARE ANNOUNCES SECOND QUARTER 2008 FINANCIAL RESULTS
ACHIEVES PROFITABILITY

ORINDA, Calif. – October 15, 2007 – Intraware, Inc. (Nasdaq:ITRA), the leading provider of on-demand digital asset and entitlement management solutions, today reported financial results for its second quarter ended August 31, 2007. During the second quarter of fiscal 2008, the company:

- Signed two new SubscribeNet® customers, including Unisys Corporation and a market innovator for affordable, high-performance database management systems;
- Signed five SubscribeNet contract renewals or extensions with companies such as Adobe Systems, Bivio Networks, and Kronos Incorporated; and nine professional services statements of work;
- Achieved $2.8 million in contract renewals, new services, and variable billings;
- Increased total annual contract value of its SubscribeNet customers by approximately $130,000, to $10.6 million;
- Achieved positive cash flow from operations and increased cash by $334,000; and
- We added over 150,000 end users to the SubscribeNet service, pushing total end user adoption to the 1.9 million end users mark.

Total revenues for the second quarter of fiscal 2008 rose approximately 16% to $3.2 million from the first quarter of fiscal 2008 revenues of $2.7 million. The increase resulted primarily from newly implemented customer contracts, as well as the recognition of approximately $270,000 of deferred revenue from a customer who terminated its agreement during the second quarter of fiscal 2008. Second quarter fiscal year 2008 gross profit margins increased to 67% from the first quarter 2007 gross profit margins of 62% as a result of increased revenues while experiencing slightly lower costs of revenues. The increase in margins also reflect recently implemented SubscribeNet and professional services agreements with improved margins and a decrease in personnel time spent on maintenance related activities in the second quarter of fiscal 2008.

Net income for the second quarter of fiscal 2008 was $144,000, or $0.02 per basic and diluted share, compared to a net loss of $(467,000), or $(0.08) per basic and diluted share, in the first quarter of fiscal 2008. These results included non-cash, stock-based compensation expense recognized in accordance with SFAS 123(R) totaling $155,000 in the second quarter of fiscal 2008, compared to $233,000 in the first quarter of fiscal 2008.

Peter Jackson, Intraware's Chairman, Chief Executive Officer and President, said, "We achieved profitability this quarter as a result of our growing our SubscribeNet business and controlling our costs. We are continuing to pursue new market segments while extending the breadth of our core entitlement management offering."

"On the strength of higher-than-expected revenues and substantial improvement in gross profit margin, we exceeded our guidance for the quarter," said Wendy Nieto, Intraware's Chief Financial Officer. "Equally important, we continue to anticipate solid financial results and year-over-year improvement in revenue, gross profit margin, earnings and cash."

Operating Highlights
During the second quarter of fiscal 2008, Intraware continued to invest in the ongoing improvement of its SubscribeNet service. Several significant customer specific initiatives were

completed, including the integration of a variety of license generator technologies. In addition to this customer specific development, core system enhancements were implemented, additional web service interfaces were exposed for the management of product data in the SubscribeNet system, and the options for handling email were expanded to allow for the forwarding of bounced email messages by message type.

The total annual contract value of the SubscribeNet customer base was $10.6 million at the end of the second quarter of fiscal 2008, a net increase of approximately $130,000 since the end of the prior quarter.

Intraware defines total annual contract value as, on any given date, the aggregate annual service fees paid or expected to be paid by Intraware's customers for services the company has contracted to provide during the then-current annual periods of the customers' respective contracts with the company. To be included in total annual contract value, service fees must be either contractually required to be paid, or expected to be paid, based on a minimum 12-month history of prior charges and payments that were not required by contractual minimums. Total annual contract value includes amounts that have been recognized as revenue as well as amounts that may be recognized as revenue in the future. Contract value is not necessarily indicative of current or future revenue in any given fiscal period.

Business Outlook
Intraware expects third quarter of fiscal year 2008 revenues to be between $3.0 million and $3.1 million. The company expects GAAP net income or loss per basic and diluted share in the third quarter of fiscal 2008 to range between $0.01 and $(0.02). Furthermore, the company expects to continue to be cash flow positive in the third quarter of fiscal 2008.

Conference Call and Web Cast Information
Management will host the quarterly conference call to discuss the financial and operating results from the second quarter of fiscal 2008 beginning at 5:00 pm Eastern Time today. A live broadcast of the conference call may be heard by dialing 877-719-9788 (international participants dial 719-325-4825) and entering confirmation code 6962410, or via web cast at http://www.shareholder.com/intraware/MediaRegister.cfm?MediaID=27669. For those unable to participate in the live call, a replay will be available for three months starting at 8:00 pm Eastern Time on October 15, 2007, and can be accessed by dialing 888-203-1112 (international participants dial 719-457-0820) and entering confirmation code 6962410.

Like most companies, Intraware will be taking live questions from professional investors but the complete call is open to all interested parties on a listen-only basis. Furthermore, Intraware will answer questions that individual investors submit before and during the call. Individual investors should send their questions via email to ir@intraware.com.

About Intraware, Inc.
Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware SubscribeNet service (patents pending) is a Web-based delivery and support platform that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their customers. 99.6 percent of Fortune 500 companies and 90 percent of Global Fortune 1000 companies have downloaded software or license keys on the SubscribeNet platform. More than one million end users from those companies and others have used the service. SubscribeNet powers business-to-business technology providers including IBM, Progress Software

Inc., EMC Corporation, Sybase Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888.446.8729 or http://www.intraware.com.

Forward Looking Statements

The foregoing information contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding Intraware's financial results for future periods, trends in its financial results, pursuit of new markets, extension of functionality and growth in its user-base . These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. In particular , factors that could cause actual results to differ include risks related to: lower than expected sales and higher than expected costs in the current and future quarters; the possibility that sales will fall short of expectations or that the Intraware's services will not meet customer expectations; the concentration of a substantial portion of Intraware's revenues in a small number of customers, which makes Intraware's revenues and contract value vulnerable to unexpected decreases due to cancellations resulting from mergers, in-house development of alternate systems, or other factors; increases in spending on product development or acquisition, which are not offset by revenue increases; any significant reduction in corporate technology spending due to macroeconomic factors, geopolitical events or other occurrences; any significant failure by customers to pay service fees owed to Intraware under their respective contracts; an inability by Intraware to reduce operating costs quickly enough to offset any unexpected weakness in sales; and the introduction or aggressive marketing of competitive services and products by other companies. These and other risks are more fully described in our periodic reports and registration statements filed with the Securities and Exchange Commission and can be obtained online at the Commission's website at http://www.sec.gov. Readers should consider the information contained in this release together with other information we make publicly available about Intraware for a more informed overview of the company. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

© 2007 Intraware, Inc. Intraware and SubscribeNet are registered trademarks of Intraware, Inc. Any other company or product names mentioned herein may be trademarks of their respective owners.

Contact:
Pierre Hirsch
Kalt Rosen Group/Ruder Finn/West
415-692-3060

INTRAWARE, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	For the three months ended		For the six months ended	
	August 31, 2007	August 31, 2006	August 31, 2007	August 31, 2006
Revenues	$ 3,187	$ 2,582	$ 5,931	$ 5,196
Cost of revenues	1,044	1,084	2,097	2,148
Gross profit	2,143	1,498	3,834	3,048
Operating expenses:				
Sales and marketing	604	669	1,311	1,474
Product development	317	502	774	981
General and administrative	1,231	1,125	2,348	2,344
Loss on disposal of assets	4	-	26	-
Total operating expenses	2,156	2,296	4,459	4,799
Loss from operations	(13)	(798)	(625)	(1,751)
Interest expense	-	(10)	-	(21)
Interest and other income	157	144	302	433
Net income (loss)	$ 144	$ (664)	$ (323)	$ (1,339)
Basic and diluted net income (loss) per share	$ 0.02	$ (0.11)	$ (0.05)	$ (0.22)
Weighted average shares - basic	6,218	6,129	6,184	6,124
Weighted average shares - diluted	7,405	6,129	6,184	6,124

INTRAWARE, INC.

BALANCE SHEETS

(in thousands, except per share amounts)

(unaudited)

	August 31, 2007	February 28, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,819	$ 12,260
Accounts receivable, net	1,463	1,110
Costs of deferred revenue	504	490
Other current assets	571	263
Total current assets	14,357	14,123
Costs of deferred revenue, less current portion	329	432
Property and equipment, net	347	407
Capitalized software, net	309	180
Other assets	227	217
Total assets	$ 15,569	$ 15,359
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	325	797
Accrued expenses	791	1,003
Deferred revenue	3,046	2,576
Total current liabilities	4,162	4,376
Deferred revenue, less current portion	682	681
Total liabilities	4,844	5,057
Commitments and Contingencies		
Redeemable convertible preferred stock; $0.0001 par value; 10,000 shares authorized:		
Series A; 28 shares issued and outstanding at August 31, 2007 and February 28, 2007 (aggregate liquidation preference of $500 at August 31, 2007 and February 28, 2007).	449	449
Series B; 1 shares issued and outstanding at August 31, 2007 and February 28, 2007, (aggregate liquidation preference of $6,000 at August 31, 2007 and February 28, 2007).	5,701	5,701
Total redeemable convertible preferred stock	6,150	6,150
Stockholders' equity:		
Common stock; $0.0001 par value; 50,000 shares authorized; 6,226 and 6,134 shares issued and outstanding at August 31, 2007 and February 28, 2007, respectively.	1	1
Additional paid-in-capital	166,039	165,293
Accumulated deficit	(161,465)	(161,142)
Total stockholders' equity	4,575	4,152
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 15,569	$ 15,359

INTRAWARE, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the six months ended	
	August 31, 2007	August 31, 2006
Cash flows from operating activities:		
Net loss	$ (323)	$ (1,339)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	160	215
Provision for doubtful accounts	-	30
Stock-based compensation	387	562
Loss on disposal of assets	29	-
Changes in assets and liabilities:		
Accounts receivable	(353)	576
Costs of deferred revenue	104	(222)
Other assets	(318)	(95)
Accounts payable	(439)	76
Accrued liabilities	(213)	142
Deferred revenue	472	165
Net cash provided by (used in) operating activities	(494)	110
Cash flows from investing activities:		
Purchases of property and equipment	(277)	(172)
Net cash used in investing activities	(277)	(172)
Cash flows from financing activities:		
Proceeds from notes payable	-	137
Principal payments on notes payable	-	(240)
Proceeds from issuance of common stock	330	57
Net cash provided by (used in) financing activities	330	(46)
Net decrease in cash and cash equivalents	(441)	(108)
Cash and cash equivalents at beginning of the period	12,260	12,650
Cash and cash equivalents at end of the period	$ 11,819	$ 12,542
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ 21
Supplemental non-cash activity:		
Purchases of property and equipment included in accounts payable	$ 3	$ 53